

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

April 26, 2007

Mr. William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey's General Stores, Inc.
One Convenience Boulevard
Ankeny, Iowa 50021

> **Re: Casey's General Stores, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2006**
> **Filed July 13, 2006**
> **Forms 10-Q for Fiscal Quarters Ended July 31, 2006,**
> **October 31, 2006 and January 31, 2007**
> **Filed September 8, 2006, December 8, 2006 and March 9, 2007**
> **File No. 0-12788**

Dear Mr. Walljasper:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Selected Financial Data, page 15

1.   We note your tabular presentation of selected financial data for the last three
        fiscal years. In future filings, please revise your presentation to provide this
        information for each of the last five fiscal years. Refer to Item 301(a) of
        Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Liquidity and Capital Resources, page 20

2.   In future filings, please revise your presentation of the contractual obligations
        table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of
        Item 303 of Regulation S-K. In this regard, we note your present maturity
        categories for your contractual obligations: 2007, 2008, 2009, 2010, 2011 and
        thereafter do not comply with the prescribed requirements.

Financial Statements

Consolidated Statements of Earnings, page 27

3.   We note that you present cost of goods sold exclusive of depreciation and
        amortization. Please revise the description of the "Cost of goods sold" line item
        to comply with the requirements of SAB Topic 11:B.

Business Acquisition, page 35

4.   We note that commencing January 5, 2006, you purchased 51 Gas 'N Shop
        convenience stores from a single-owner, 66-store chain headquartered in Lincoln,
        Nebraska. We note further that under the Asset Purchase Agreement (the
        "Agreement"), the seller is allowed to make an immediate sale of any or all of the
        stores or to lease any of the stores to you for a period of five years and grants to
        the seller an option at any time during that five-year period to require you to
        purchase any leased store and pay the applicable purchase price upon forty-five
        days notice. Please address the following:

        •   Describe to us in detail the underlying business reason that the Agreement was
            structured in a manner that permitted the seller the option to either make an
            immediate sale or to lease any of the stores to you for a period of five years;

- Provide us with the basis for your conclusion that the transaction should be recorded under the purchase method of accounting. In your response, specifically address what consideration, if any, was given to the fact that most of the stores included in the Agreement were subject to monthly lease payments as opposed to an immediate sale and how, if at all, this was factored into your accounting for this transaction. Cite any applicable accounting literature in your response;

- Please tell us and expand your disclosure in future filings to identify the number of stores that have been purchased to date under the Agreement and the number of stores that continue to be leased;

- Please explain your accounting treatment of the monthly payments you make to the seller for those stores under lease and identify the line item in your financial statements where the payments are reported.

Controls and Procedures, page 43

5.   We note that you state your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 10-Q for the Fiscal Quarter Ended January 31, 2007

Controls and Procedures, page 27

6.   We note your statement that "there can be no assurance that [your] disclosure controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to disclose material information otherwise required to be set forth in [your] report." Please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If so, please revise your disclosure accordingly in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial

Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief